Exhibit 99.2

NOVADAQ Technologies Inc.
Management’s Discussion and Analysis

For the three and six months ended

June 30, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis [“MD&A”] for NOVADAQ® Technologies Inc. [“NOVADAQ” or the “Company”] should be read in conjunction with the unaudited interim condensed consolidated financial statements for three and six months ended June 30, 2017, which have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”]. All of the amounts are expressed in United States [“U.S.”] dollars unless otherwise indicated. References to “NOVADAQ” or “the Company” mean NOVADAQ and/or its management.

Forward-Looking Information

This MD&A contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of United States federal securities laws, both of which the Company refers to as forward-looking information. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not statements about the present or historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future financial position, business strategy and strategic goals, competitive conditions, research and development activities, projected costs and capital expenditures, financial results, research and clinical testing outcomes, taxes and plans and objectives of, or involving, NOVADAQ. Without limitation, information regarding future sales and marketing activities, SPY, SPY ELITE Fluorescence Imaging System [the “SPY ELITE Imaging System”], PINPOINT Endoscopic Fluorescence Imaging System [the “PINPOINT Imaging System”], PINPOINT upgrade kit, the SPY-PHI portable handheld imaging unit [“the SPY-PHI”], the LUNA Fluorescence Angiography System [the “LUNA Imaging System”], and together with the SPY ELITE, PINPOINT, SPY-PHI and LUNA Imaging Systems, collectively, the “SPY Imaging Systems”] the Firefly component used in the da Vinci robot [the “Firefly”] and CO2 Heart Laser System, EasyLDI Perfusion Camera [“EasyLDI Camera”] and Dermacell tissue products [collectively, the “Other Products”, and together with the SPY Imaging Systems, the “Products”] sales, placements and utilization rates, reimbursement for the various SPY Imaging System procedures and Dermacell tissue products [“Dermacell”], future revenues arising from the sales of the Company’s Products, the sales and marketing arrangements with LifeNet Health®  [“LifeNet Health”], the license and supply agreements with Intuitive Surgical®, Inc. [“Intuitive”],  the co-marketing agreement with Arthrex, Inc. [“Arthrex”], the distribution agreement with MAQUET Cardiovascular [“MAQUET”], the various international distribution agreements and future potential partnerships, research and development activities, the Company’s plans to seek further regulatory clearances for additional indications, as well as the Company’s plans for development of a surgical lymph node and tumor margin scintigraphy imaging system, or use of the SPY Imaging Systems in such applications, are forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, market acceptance and the rate of market penetration of NOVADAQ’s Products, the success of NOVADAQ’s partnerships and distribution arrangements, the effect of reimbursement codes for procedures involving use of the Products and the clinical results of the use of the Products. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect and actual results may vary materially from the disclosure herein. The successful commercialization of any one of the Products will depend on a number of financial, logistical, technical, legal, regulatory, competitive, economic and other factors, the outcome of which cannot be predicted, and some of which will be out of the Company’s control. Due to the early stage of commercialization for certain Products, it is difficult for the Company to accurately predict its future revenues or results of operations or the timing of its current research and development programs. In addition, despite the Company’s current focus on the commercialization of its products, the Company continues to invest in additional research and development in order to expand the applications of its Products, and these activities may require significant cash commitments which may, in turn, affect the profitability of the Company.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include: risks relating to the transition from research and development activities to commercial activities; market acceptance and adoption of the Products; risks relating to the Company’s transition to a direct sales and marketing model with respect to the SPY Imaging Systems; the risk that changes to current healthcare reimbursement codes or healthcare spending will negatively affect the acceptance or usage of the Products; healthcare reform /de-regulation in the United States and other key markets; quarter to quarter revenue fluctuations due to numerous external risk factors; risks related to third-party contractual performance; risks associated with the introduction of products or existing products by competitors that compete with the Products; risks associated with conducting business internationally; risks related to medical or scientific advances that could render the Products obsolete; market acceptance and adoption of the SPY Imaging Systems and/or Dermacell; dependence on key suppliers for components of certain Products; regulatory and clinical risks; risks relating to the protection of its patents, trade secrets, trademarks and other intellectual property (“IP”) and third party IP; risks inherent in the conduct of research and development activities, including the risk of unfavorable or inconclusive clinical trial outcomes; potential product liability, competition and the risks posed by potential technological advances; and risks relating to fluctuations in the exchange rate between the U.S. and the Canadian dollar.

The Company has also included important factors in the cautionary statements included in the Company’s Annual Information Form [“AIF”] for the year ended December 31, 2016, which is filed on SEDAR at www.sedar.com and on EDGAR. Forward-looking information is provided in the AIF and this MD&A for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of the Company’s operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking information for any other purpose. Prospective investors should give careful consideration to these risk factors and other uncertainties discussed herein. NOVADAQ believes that these factors could cause actual results or events to differ materially from the forward-looking statements that it makes.

Undue importance should not be placed on forward-looking information, nor should reliance be placed upon this information as of any other date. Unless required by law, NOVADAQ does not undertake to update this information at any particular time. These forward-looking statements are made as of the date of this MD&A. Unless otherwise indicated, this MD&A was prepared by management from information available through August 10, 2017.

COMPANY OVERVIEW

NOVADAQ (Toronto Stock Exchange (“TSX”): NDQ; NASDAQ Global Market (“NASDAQ”): NVDQ) primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open and minimally invasive surgery or interventional procedures are performed. NOVADAQ is also the exclusive distributor of LifeNet Health’s Dermacell human tissue products, which are utilized in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds.

The SPY fluorescence imaging technology utilized in the SPY ELITE, PINPOINT, SPY-PHI and LUNA Imaging Systems and Firefly (“SPY Fluorescence Imaging”) provides clinically relevant anatomic and physiologic images of blood flow in vessels and micro-vessels during a wide variety of complex surgical procedures performed in the operating room and for treatment of acute and chronic wounds outside the operating room. The technology utilized in SPY Imaging Systems and Firefly has a strong record of safety and does not expose the patient or the hospital or clinic staff to ionizing radiation. The SPY Fluorescence Imaging core technology platform is flexible and can be used to develop unique imaging devices specifically designed to meet the needs of different surgeons and the specialty procedures they perform. Real-time images from SPY Imaging Systems enable surgeons treating life-threatening illnesses such as breast, head and neck, colon, kidney and other cancers, complex hernias, diabetes and certain cardiovascular diseases that result in chronic non-healing wounds, to effectively visualize blood flow in vessels, co-joined vessels and micro-vessels and to visually assess the quality of blood perfusion in tissue, such as skin and organs.

NOVADAQ’s direct sales and marketing efforts are currently focused on the following activities: (1) training and development of the existing sales and marketing teams to support the existing installed base of SPY Imaging Systems and use of Dermacell Products; (2) commercialization activities required to support the continued growth and distribution of the SPY Imaging Systems and Dermacell Products, such as post-market research, clinical studies conduct, key opinion leader development, educational support, material development and reimbursement establishment and validation; (3) continued development of commercialization strategies to leverage exclusive distribution rights to LifeNet Health’s Dermacell tissue products for breast reconstruction surgery and cardiovascular diseases such as diabetic foot ulcers; (4) clinical marketing activities required to continue to develop new clinically relevant applications for SPY Imaging Systems; and (5) commercialization activities required to support the growth, marketing and sale of SPY Imaging Systems globally in conjunction with the Company’s direct international sales teams and distribution partners.

The SPY ELITE Imaging System is Conformité Européenne (CE Marked), licensed by Health Canada, registered in multiple International markets and 510(k) cleared by the U.S. Food and Drug Administration [“FDA”] for the visualization of blood flow in vessels and tissue perfusion during multiple open surgery applications.  The LUNA Imaging System is FDA 510(k) cleared for use in cardiovascular applications, including the assessment of blood flow in peripheral vessels and perfusion in extremities for patients with vascular disease and conditions that can lead to chronic and acute wounds. The PINPOINT Imaging System is FDA 510(k) cleared, CE Marked, licensed by Health Canada and approved by several other regulatory authorities outside of the U.S., for use in minimally invasive surgical procedures. The SPY and SPY ELITE Systems are also CE Marked for sale in Europe, are licensed by Health Canada and have regulatory authority approval for sale in certain other markets outside of the United States including Australia, Brazil, China, Israel, Japan, New Zealand, Philippines, Singapore, South Korea, Taiwan and Turkey. PINPOINT is approved for sale in Australia, Brazil, China, Israel, Japan, Mexico, New Zealand, Philippines, South Korea, Taiwan, Thailand and Turkey. The Company also markets the SPY Analysis Toolkit [“SPY-Q”], which is a companion post-processing software designed to allow physicians to enhance and apply objective analysis tools to SPY ELITE and LUNA images. SPY-Q is also 510(k) cleared by the FDA and is also available in markets outside of the United States. The SPY-PHI System is licensed by Health Canada, 510(k) cleared by the FDA, CE Marked and approved for sale in Japan. SPY-PHI is indicated for use in plastic reconstructive and microsurgery and gastrointestinal surgery.

Dermacell is a technologically ADM product that can be used in breast reconstruction surgeries, as well as in the treatment of diabetic foot ulcers and chronic non-healing wounds. Adequate blood supply is critical for successful use of regenerative human tissue matrix allografts such as Dermacell. The use of NOVADAQ’s SPY Florescence Imaging alongside Dermacell will allow clinicians to visually assess the quality of blood flow in tissue in real time allowing for the validation of adequate perfusion at the time of allograft implant. NOVADAQ’s ability to pair the use of SPY Fluorescence Imaging and Dermacell provides clinicians with a comprehensive solution that may lead to reduced rates of post-operative complications, improved patient outcomes and lower costs to hospitals. The Company has trained and developed its existing sales force on the use of Dermacell to facilitate the sale of such tissue products alongside NOVADAQ’s family of SPY Imaging Systems.

NOVADAQ’s intellectual property consists of 71 patent families representing 133 granted or allowed patents and 160 pending applications in various stages of review and prosecution. While the industry is highly competitive and subject to rapid and significant technological changes, the Company believes that there currently is no widely adopted alternative practical method of routinely visually assessing blood flow in vessels and micro vessels and tissue perfusion during complex open, robotic or minimally invasive operative procedures. NOVADAQ will vigorously defend its patent estate if infringement is deemed to occur.

Over the years, the Company has incurred recurring operating losses, having invested significantly in its research and development activities, as well as supporting its selling and marketing, and general and administrative expenses. The Company has financed its operations through different sources including the issuance of common shares and shareholder warrants, the formation of strategic alliances with licensee partners and research and development grants awarded by governmental agencies. The Company expects to continue to incur losses and may require significant capital to fulfill its future obligations. Please refer to the section on “Liquidity and Capital Resources” below. The Company believes that its market leadership position, the ongoing advancement of its technology and the quality of its direct sales and marketing infrastructure will allow it to operate profitably in the future.

More than 260 peer-reviewed publications report clinical experiences using SPY Imaging Systems in open, robotic and endoscopic surgeries and cardiovascular disease care. Academic literature supports claims that the use of SPY Imaging Systems enhances intra-procedural decision-making and enables surgeons to repair or remove tissue that could, otherwise, lead to post-operative complications. These complications can negatively impact patient quality of life and significantly increase overall treatment costs.

NEW DEVELOPMENTS IN 2017

On January 4, 2017, the Company announced that Lisa Colleran has been appointed to the Board of Directors, effective as of the same date.  Ms. Colleran is a veteran in the healthcare industry with more than 30 years of experience leading medical device companies, growing markets and creating shareholder value.  Previously, Ms. Colleran was chief executive officer and president of LifeCell.

On January 6, 2017, the Company entered into a credit facility with MidCap Financial consisting of a term and revolving loan that will provide NOVADAQ with new financing of up to $60,000,000 [see Liquidity and Capital Resources].

On January 11, 2017, the Company received United States Food and Drug Administration (“FDA”) 510(k) clearance for SPY – PHI, the Company’s handheld fluorescence imaging unit for use with the PINPOINT Imaging System. The SPY–PHI may be used in gastrointestinal and plastic reconstructive microsurgery for the visualization of blood flow in vessels and tissue perfusion. SPY-PHI offers superior white light visualization and fluorescence imaging in a convenient portable hand held system.  NOVADAQ anticipates the smaller footprint and lower cost of entry make SPY-PHI a viable option where SPY ELITE Imaging System historically could not be justified due to capital cost or procedure volumes. SPY-PHI was initially introduced to the Company’s customers at the 2017 meeting of the Society of American Gastrointestinal and Endoscopic Surgeons and was commercially available for purchase in late Q2-2017.

On February 21, 2017, global health services company Cigna announced that it will cover Dermacell for breast reconstruction surgery and for diabetic foot ulcers. With this decision, more than 15 million Cigna members throughout Arizona, California, Colorado, Connecticut, Florida, Georgia, Illinois, Maryland, Missouri, North and South Carolina, Tennessee, Texas and Virginia will have coverage for Dermacell.

On February 28, 2017, NOVADAQ announced that Rick Mangat, the Company’s President and CEO, was appointed to the Board of Directors effective immediately.

On June 19, 2017, NOVADAQ entered into a definitive agreement with Stryker Corporation (“Stryker”) pursuant to which Stryker agreed to acquire all of the outstanding common shares of NOVADAQ for $11.75 in cash per share (the “Stryker Agreement”). The transaction with Stryker is structured as a Plan of Arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). The Arrangement has been unanimously approved by the board of directors of NOVADAQ and is subject to approval by the shareholders of NOVADAQ at a special meeting to be held on August 4, 2017 (the “Special Meeting”). The Arrangement is not conditional on Stryker obtaining financing or on completion of due diligence. The Stryker Agreement contains customary non-solicitation provisions and provides that the board of directors of NOVADAQ may, under certain circumstances, terminate the Stryker Agreement in order to accept an unsolicited superior proposal, subject to a matching right in favor of Stryker. If the Stryker Agreement is terminated in certain circumstances, including if NOVADAQ accepts a superior proposal, Stryker is entitled to a termination payment of $21.0 million. [See Subsequent Event]

SELECTED YEAR TO DATE INFORMATION

The table below summarizes information regarding NOVADAQ's revenues, loss from operations and other financial information for the periods presented in accordance with IFRS as issued by the IASB and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Six months ended June 30
in $000’s, except per share amounts and %	2017	2016	2015

Revenues
Product sales	34,831	35,828	25,404
Royalty revenue	1,181	1,051	993
Service revenue	2,626	964	361
License revenue	3,000	-	-
Total revenues	41,638	37,843	26,758
Cost of sales	14,337	10,714	8,601
Gross profit	27,301	27,129	18,157
Gross profit percentage	66%	72%	68%
Operating expenses
Selling and distribution expenses	38,299	34,376	27,991
Research and development expenses	8,429	7,889	8,751
Administrative expenses	11,235	9,818	5,145
Total operating expenses	57,963	52,083	41,887
Loss from operations	(30,662)	(24,954)	(23,730)
Other income	4,800	—	—
Finance costs	(720)	(48)	(52)
Finance income	130	167	110
Warrants revaluation adjustment	—	1,324	6,361
Loss before income taxes	(26,452)	(23,511)	(17,311)
Income tax (expense) recovery	(12)	(4)	—
Net loss and comprehensive loss for the year	(26,464)	(23,515)	(17,311)
Basic loss and comprehensive loss per share for the year	(0.46)	(0.41)	(0.31)
Diluted loss and comprehensive loss per share for the year	(0.46)	(0.43)	(0.41)

RESULTS OF OPERATIONS – Year to Date Q2, 2017 as compared to Year to Date Q2, 2016

Revenues

Revenues for the six-month period increased by 10% to $41,638,000 in 2017 from $37,843,000 in 2016.

Product sales decreased by $997,000 or 3%, comprised of decreases in total capital sales (direct, partnered and international) of $5,112,000 or 24%, partially offset by higher total recurring revenue of $4,115,000 or 28%.

Royalty revenue for the six-month period in 2017 increased by $130,000 as compared to the same period in 2016 due to more Firefly Illuminators being sold by our partner.

Service revenue increased by $1,662,000 or 172% to $2,626,000 in 2017 from $964,000 in 2016 mainly due an increase in the amount of contracted extended service agreements that are recognized in revenue over the service period.

During Q2-2017 the Company entered into a Patent License and Settlement Agreement with Intuitive Surgical Inc. (“Intuitive”) whereby the Company licensed certain patent rights to Intuitive for cash consideration of $3,000,000.  In addition, the parties agreed to settle disputed compensation owing to the Company under the existing supply agreement in the amount of $4,800,000.  The Company has recorded the consideration received for the license of patent rights as license revenue and the one-time settlement payment as other income.  Total cash consideration of $7,800,000 was received by the Company in Q2-2017.

Total direct revenue was $31,165,000 in 2017 compared to $31,158,000 in 2016.  The slight increase was as a result of an increase in direct recurring revenue of 39% offset by a decrease in direct capital revenue of 34%.  Direct revenues exclude our partnered revenues and sales outside of North America.  Direct recurring revenues include all kits, service, rental and Dermacell sales.

Gross Profit

Gross profit was $27,301,000 for the six-month period in 2017 compared to $27,129,000 in the same period in 2016.  As a percentage of revenue, gross profit decreased by 6% from 72% in 2016 to 66% in 2017. The decrease was primarily due to a shift in revenues from capital sales to recurring revenue and a non-cash write-down of inventory in the amount of $385,000 recorded in 2017, partially offset by license revenue of $3,000,000 recognized in 2017.  The increase in recurring revenue was mainly driven by higher tissue sales which earn a lower margin than capital sales.

Operating Expenses

Selling and distribution expenses of $38,299,000 for the six-month period in 2017 were $3,923,000 higher than expenses of $34,376,000 for the same period in the prior year as a result of the continued build-out of the direct salesforce and higher depreciation expense of $1,624,000 related to medical devices placed at customer sites. In addition, selling and distribution expenses included $2,912,000 in commission expense related to a direct international sale in Q1-2017. This was partially offset by lower promotional spending.

Research and development expenses of $8,429,000 for the six-months ended June 30, 2017 were $540,000 higher than expenses of $7,889,000 for the same period in 2016 mainly due to higher personnel costs of $435,000, an increase in patent and trademark expense of $325,000 and higher depreciation and amortization expense of $128,000.  This was partially offset by lower product design costs of $343,000.

Administrative expenses of $11,235,000 for the six-month period in 2017 were $1,417,000 higher than expenses of $9,818,000 for the corresponding period in 2016. Administrative expenses in Q2-2016 included total costs of $3,706,000 related to the resignation of the Company’s former CEO.  Excluding these one-time costs, administrative expenses were $5,123,000 higher compared to the six-month period in 2016.  The increase was mainly due to higher professional fees in the amount of $5,161,000 mainly related to the Arrangement, an increase in personnel costs in the amount of $401,000, an unfavorable impact from changes in foreign exchange rates in the amount of $207,000 and an increase in consulting and board fees of $225,000.  This was partially offset by a decrease in non-cash stock based compensation in the amount of $669,000 and lower bad debt expense of 264,000.

Other income

Other income is comprised of a one-time settlement payment of $4,800,000 from Intuitive related to disputed compensation owing to the Company under the existing supply agreement.

Finance Costs

Finance costs of $720,000 for the six-month period in 2017 were $672,000 higher than costs of $48,000 for the corresponding period in 2016 as a result of interest expense and amortization of deferred financing costs associated with the credit facility.

Finance Income

Finance income of $130,000 for the six-month period ended June 30, 2017 was lower than income of $167,000 for the same period in 2016 due to a reduction in cash balances resulting from cash usage to support operations, partially offset by a higher interest rate earned.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income for the six-month period in 2016. The outstanding warrants were fully exercised 2016.

Net Loss

Net loss for the six-month period in 2017 was $26,464,000, compared to a net loss of $23,515,000 for the same period in 2016. The increase in net loss of $2,949,000 was due to an increase in operating costs in the amount of $5,880,000, the non-cash warrant revaluation income of $1,324,000 in 2016 and higher finance costs of $672,000. This was offset by other income of $4,800,000 in 2017 and an increase in gross profit by $172,000.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth information regarding NOVADAQ's revenues, loss from operations and other information for the periods presented, which were prepared in accordance with IFRS as issued by the IASB, and should be read in conjunction with the corresponding unaudited interim condensed consolidated financial statements and related notes.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
in $000’s, except per share amounts and %	2017	2017	2016	2016	2016	2016	2015	2015

Revenues
Product sales	15,663	19,167	18,248	20,736	19,048	16,780	19,104	16,290
Royalty revenue	655	526	594	494	556	495	587	443
Service revenue	1,244	1,382	1,228	929	513	451	327	303
License revenue	3,000	—	—	—	—	—	—	—
Total revenues	20,562	21,075	20,070	22,159	20,117	17,726	20,018	17,036
Cost of sales (1)	7,487	6,850	12,329	6,267	5,646	5,068	5,648	4,477
Gross profit (1)	13,075	14,225	7,741	15,892	14,471	12,658	14,370	12,559
Gross profit percentage (1)	64%	67%	39%	72%	72%	71%	72%	74%

Operating expenses
Selling and distribution expenses	17,034	21,264	18,255	19,289	19,068	15,308	13,157	13,370
Research and development expenses	4,505	3,924	4,751	4,755	4,726	3,163	4,817	3,981
Administrative expenses	8,324	2,912	3,251	2,782	7,261	2,557	2,587	1,319
Total operating expenses	29,863	28,100	26,257	26,826	31,055	21,028	20,561	18,670
Loss from operations	(16,788)	(13,875)	(18,516)	(10,934)	(16,584)	(8,370)	(6,191)	(6,111)
Other income	4,800	—	—	—	—	—	—	—
Finance costs	(434)	(286)	(24)	(24)	(24)	(24)	(26)	(26)
Finance income	77	53	60	69	77	90	84	56
Warrant revaluation adjustment	—	—	—	—	—	1,324	(3,661)	2,321
Loss before income taxes	(12,345)	(14,108)	(18,480)	(10,889)	(16,531)	(6,980)	(9,794)	(3,760)
Income tax recovery (expense)	(12)	—	(22)	(7)	(4)	—	(13)	48
Net loss and comprehensive loss for the period	(12,357)	(14,108)	(18,502)	(10,896)	(16,535)	(6,980)	(9,807)	(3,712)

Basic loss and comprehensive loss per share for the period	(0.21)	(0.24)	(0.32)	(0.19)	(0.29)	(0.12)	(0.17)	(0.07)
Diluted loss and comprehensive loss per share for the period	(0.21)	(0.24)	(0.32)	(0.19)	(0.29)	(0.14)	(0.17)	(0.11)

(1)

Q4-2016 includes a non-cash write-down of inventory in the amount of $4,071,000 as a result of recording inventory related to a development project at its net realizable value.  The write-down was included in cost of sales.  Excluding this write-down, gross profit, as a percentage of revenue was 59% in Q4-2016.

Balance Sheet Data

in $000’s	As at June 30, 2017	As at December 31, 2016	As at June 30, 2016

Cash and cash equivalents	49,590	62,383	84,035
Working Capital	62,845	77,636	106,784
Total assets	126,175	136,900	159,160
Total non-current liabilities	11,857	2,310	2,378
Total liabilities	37,071	24,920	19,648
Shareholders' equity	89,104	111,980	139,512

RESULTS OF OPERATIONS – Q2-2017 as compared to Q2-2016 and Q1-2017

Revenues

Revenues increased by $445,000 to $20,562,000 in Q2-2017 as compared to $20,117,000 in Q2-2016.

Product sales decreased by $3,385,000 or 18%, primarily a result of decrease in capital sales (direct, partnered and international) of $5,127,000 or 45% partially offset by an increase in recurring revenue of $1,744,000 or 23%.

Service revenue increased by $731,000 or 143% to $1,244,000 in Q2-2017 from $513,000 in Q2-2016, mainly due an increase in the amount of contracted extended service agreements that are recognized in revenue over the service period.

As discussed above, during Q2-2017 the Company entered into a Patent License and Settlement Agreement with Intuitive whereby the Company licensed certain patent rights to Intuitive for cash consideration of $3,000,000.  In addition, the parties agreed to settle disputed compensation owing to the Company under the existing supply agreement in the amount of $4,800,000.  The Company has recorded the consideration received for the license of patent rights as license revenue and the one-time settlement payment as other income.  Total cash consideration of $7,800,000 was received by the Company in Q2-2017.

Total direct revenue decreased by $2,299,000 or 14% to $14,297,000 in Q2-2017 from $16,596,000 in Q2-2016 as a result of a decrease in direct capital revenue of 56%, partially offset by an increase in direct recurring revenue of 34%. Direct revenues exclude our revenue generated through partners and through international distributors.  Direct recurring revenues include all kits, service, rental and Dermacell sales.

In comparison to Q1-2017, revenues decreased by $513,000 or 3% mainly due to lower capital sales, partially offset by license revenue recognized in Q2-2017 and higher recurring revenue.

Gross Profit

Gross profit was $13,075,000 in Q2-2017 compared to $14,471,000  in Q2-2016.  As a percentage of revenue, gross profit decreased by 8% from 72% in Q2-2016 to 64% in Q2-2017. The decrease was primarily due to a shift in revenues from capital sales to recurring revenue and a non-cash write-down of inventory in the amount of $385,000 recorded in Q2-2017, partially offset by license revenue of $3,000,000 recognized in Q2-2017.  The increase in recurring revenue was mainly driven by higher tissue sales which earn a lower margin than capital sales.

Operating Expenses

Selling and distribution expenses of $17,034,000 for Q2-2017 were $2,034,000 lower than Q2-2016 expenses of $19,068,000 as a result of lower commissions expense in the amount of $1,823,000 due to lower product sales and a decrease in promotional spending in the amount of $1,279,000.  This was partially offset by higher depreciation expense of $827,000 for medical devices placed at customer sites and an increase in personnel costs of $352,000 due to a larger sales force. In comparison to Q1-2017, selling and distribution expenses were lower by $4,230,000 or 20%.  Included in selling and distribution expenses in Q1 2017 was $2,912,000 in commission expense related to a direct international sale and $1,087,000 in costs related to the Company’s annual national sales and marketing meeting.

Research and development expenses of $4,505,000 in Q2-2017 were $221,000 lower than Q2-2016 expenses of $4,726,000 mainly due to lower spend on clinical trial expenditures in the amount of $263,000, lower spend on product design of $171,000 and lower patent and trademark expense of $138,000.  This was partially offset by higher personnel costs of $146,000 and an increase in consulting costs of $189,000. In comparison to Q1-2017, research and development expenses increased by $581,000 mainly due to higher product design costs of $226,000, higher consulting costs of $162,000, an increase in patent and trademark expense of $96,000 and higher personnel costs of $79,000.

Administrative expenses of $8,324,000 in Q2-2017 were $1,063,000 higher than Q2-2016 expenses of $7,261,000. Administrative expenses for Q2-2016 included total costs of $3,706,000 related to the resignation of the Company’s former CEO.  Excluding these one-time costs, administrative expenses were $4,769,000 higher than Q2-2016 mainly due to higher professional fees in the amount of $4,910,000 mainly related to the Arrangement, an increase in personnel costs in the amount of $247,000, an increase in consulting and board fees of $120,000 and a decrease in recoveries of bad debt expense of $91,000.  This was partially offset by a decrease in non-cash stock-based compensation in the amount of $669,000.  In comparison to Q1-2017, administrative expenses increased by $5,412,000, mainly due to higher professional fees of $4,835,000, an increase in non-cash stock-based compensation of $571,000 and higher personnel costs of $114,000. This was partially offset by a favorable impact from changes in foreign exchange rates in the amount of $282,000.

Other income

Other income is comprised of a one-time settlement payment of $4,800,000 from Intuitive related to disputed compensation owing to the Company under the existing supply agreement.

Finance Costs

Finance costs increased from $24,000 in Q2-2016 to $434,000 in Q2-2017 primarily due to interest expense and amortization of deferred financing costs associated with the credit facility.

Finance Income

Finance income remained consistent with Q2-2016 as a result of a higher interest rate earned on cash balances being offset by the reduction in cash balances resulting from cash usage to support operations.

Warrants Revaluation Adjustment

The revaluation of the warrants to fair value resulted in non-cash revaluation income in Q1-2016.  During Q1-2016 the outstanding warrants were fully exercised.

Net Loss

Net loss was $12,357,000 in Q2-2017 compared to a net loss of $16,535,000 in Q2-2016.  The decrease in net loss of $4,178,000 was primarily a result of a decrease in operating expenses of $1,192,000 and other income of $4,800,000 recognized in Q2-2017, partially offset by a decrease in gross profit of $1,396,000 and an increase in finance costs of $410,000.  In comparison to Q1-2017, net loss decreased by $1,751,000 primarily due to other income of $4,800,000, partially offset by an increase in operating expenses of $1,763,000, a decrease in gross profit of $1,150,000 and an increase in finance costs of $148,000.

FINANCIAL POSITION

The following is a discussion of the changes to the Company’s financial position as at June 30, 2017 as compared to December 31, 2016:

in $000's, except %	As at June 30, 2017	As at December 31, 2016 (1)	Change ($)	Change (%)	Comments
ASSETS
Current assets
Cash and cash equivalents	49,590	62,383	(12,793)	(21)	See Liquidity and Capital Resources section below.
Accounts receivable	27,522	27,792	(270)	(1)
Prepaid expenses and other assets	6,078	5,776	302	5	An increase in deposits for inventory and prepaid insurance.
Inventories	4,869	4,296	573	13	An increase in medical devices to support future sales and placements and an increase in consignment inventory.
	88,059	100,247	(12,188)	(12)
Non-current assets
Long-term receivables	916	298	618	207	An increase in long-term sales arrangements.
Other assets	408	—	408	100	An increase due to deferred financing costs, net of accumulated amortization, related to the revolving loan which was not drawn as at June 30, 2017.
Investments	272	—	272	100	Comprised of guaranteed investment certificates that are held as collateral for letters of credit issued by the Company.
Property and equipment, net	19,810	19,508	302	2	Net additions in 2017 due to revenue generating assets of $4,362 and computer equipment of $83, less depreciation of $4,257.
Intangible assets, net	16,710	16,847	(137)	(1)	A decrease due to amortization recorded partially offset by patent rights and software acquired in 2017.

Total Assets	126,175	136,900	(10,725)	(8)

(1)	Certain comparative figures have been reclassified to conform to the current period's presentation.

in $000's, except %	As at June 30, 2017	As at December 31, 2016 (1)	Change ($)	Change (%)	Comments
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	21,282	19,225	2,057	11	An increase mainly due to accrued professional fees of approximately $4,900 related to the Arrangement, offset by a reduction in working capital requirements.
Provisions	364	510	(146)	(29)	A decrease due to lower capital sales for the 12 months ended June 30, 2017 compared to the 12 months ended December 31, 2016.
Deferred revenue	2,582	2,156	426	20	An increase in extended service contracts purchased by customers.
Income taxes payable	—	24	(24)	(100)
Distribution rights payable	250	250	—	—
Other liabilities	736	445	291	65	An increase due to the revaluation of DSUs to fair value as at June 30, 2017.
	25,214	22,610	2,604	12
Non-current liabilities
Deferred revenue	887	729	158	22	An increase due to the deferral of revenue on extended warranty and service contracts.
Distribution rights payable	1,375	1,581	(206)	(13)	A decrease resulting from payment made to reduce the total outstanding balance in 2017, offset by accretion.
Long-term debt	9,595	—	9,595	100	Balance as at June 30, 2017 is comprised of $10,000 term loan less deferred financing costs, net of accumulated amortization.

Total Liabilities	37,071	24,920	12,151	49

Total Shareholders' Equity	89,104	111,980	(22,876)	(20)	Net loss of $22,464 offset by stock based compensation of $2,315 for stock options and RSUs, and the exercise of stock options of $1,273.

Total Liabilities and Shareholders' Equity	126,175	136,900	(10,725)	(8)

(1)	Certain comparative figures have been reclassified to conform to the current period's presentation.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, NOVADAQ has financed its cash requirements primarily through the issuance of securities and convertible debt, strategic alliances, licensing and development fees, investment tax credits and government funding and interest income. Given the Company’s history of continuing losses and its accumulated deficit, revenues will need to continue to increase over a sustained period. The Company does not yet generate sufficient operational cash flows to meet the Company's planned growth and to fund development activities. The Company relies on funding from outside sources to execute its current and future business development plans which include but are not limited to potential acquisitions, design and development and clinical trials, the investment required for the revenue generating assets utilized in the placement and rental models and the required funding for the recruitment and development of the direct sales team. The Company is dependent on the willingness of investors or strategic partners to continue to invest in the Company or to enter into strategic relationships to continue further development of the Company’s products. There can be no assurance, however, that NOVADAQ will be successful in securing partnerships or financing on terms that would be favorable to the Company, or at all.

Based on the cash on hand in the amount of $49,590,000 as at June 30, 2017, the capacity to borrow funds from its term and revolving loans (as further described below), and the sales and margins which the Company anticipates to generate from operations in the upcoming 12 months, the Company expects to have sufficient funds to support its cash requirements for at least the next 12 months. The Company invests its cash and cash equivalents in daily interest accounts at a chartered bank in Canada.

Operating Activities

In Q2-2017 cash used in operating activities was $3,659,000 which included cash expenditures (cash burn) before change in working capital of $7,921,000, an increase in non-cash working capital of $3,913,000, and an increase in non-current deferred revenue of $270,000.  The cash burn during the quarter was mainly driven by costs associated with the continued build-out of NOVADAQ’s direct sales and marketing infrastructure and higher general and administrative expenses associated with the Arrangement. The increase in working capital was driven by an increase in accounts payable and accrued liabilities and decrease in accounts receivable.  This was partially offset by increases in prepaid expenses and other assets, inventories and deferred revenue.

Investing Activities

In Q2-2017, cash used in investing activities was $2,869,000, comprised of net additions to revenue generating fixed assets of $2,385,000 which were primarily utilized in the placement of assets at hospitals and clinics. In addition, the Company purchased intangible assets and investments in the amount of $501,000 and $17,000, respectively.

Financing Activities

In Q2-2017, cash used in financing activities was $36,000 comprised of $81,000 in additional deferred financing fees incurred related to the issuance of debt, partially offset by proceeds from the exercise of stock options in the amount of $45,000.

Credit Facility

On January 6, 2017, the Company entered into a credit facility consisting of a term and revolving loan providing the Company with new financing of up to $60,000,000. Under the terms of the credit facility, up to $30,000,000 is available under a term loan agreement in three equal tranches of $10,000,000 between January 6, 2017 and December 31, 2018, with principal repayments commencing on February 1, 2019 payable in equal monthly payments over a period of 36 months.  The term loan bears interest at LIBOR plus 7.20%, with LIBOR being set at a minimum of 0.5%.  The Company has the option to make voluntary principal repayments, subject to a prepayment fee equal to the total amount drawn under the term loan facility multiplied by 3% if paid in the first year, 2% if paid in the second year and 1% if paid in the third year and thereafter.

In addition, the Company has the option to borrow up to $30,000,000 through a revolving loan for a term of up to 60 months, with an additional $15,000,000 to be committed if certain conditions are met.  The borrowings available under the revolving loan is subject to a borrowing base formula. The Company is required to maintain a minimum balance equal to 30% of the borrowing base during the term of the revolving loan agreement, which will be drawn once certain conditions have been met.  The revolving loan bears interest at LIBOR plus 4.25%, with LIBOR being set at a minimum of 0.5%.  The Company has the option to make voluntary repayments, subject to a prepayment fee equal to the total committed under the revolving loan facility multiplied by 3% if paid in the first year, 2% if paid in the second year and 1% if paid in the third year and thereafter.

The interest rate floor and prepayment option for the term and revolving loans are embedded derivatives which are considered closely related to the host contract and are not required to be bifurcated from the debt instruments.

The credit facility is subject to certain financial covenants and reporting requirements and is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company.  The debt facility becomes repayable upon a change of control of the Company.  The Company is in compliance with the financial covenants as at June 30, 2017.

During the six months ended June 30, 2017, the Company received proceeds of $9,413,458 under the credit facility for the first tranche of the term loan, net of transaction costs for professional and legal fees in the amount of $586,542. During the three and six months ended June 30, 2017, the Company incurred transaction costs related to the debt issuance of $81,191 and $317,206, respectively. As at June 30, 2017, there has been no amount drawn under the revolving loan facility.  Transaction costs are amortized and included in finance costs in the interim condensed consolidated statements of loss and comprehensive loss using the effective interest method.  As at June 30, 2017, the long-term debt balance is comprised of $10,000,000 drawn under the term loan less unamortized deferred financing costs of $405,350.  Deferred financing costs related to the revolving loan are included in other assets in the interim condensed consolidated statements of financial position.

The following table summarizes the principal repayments for the term loan due over the next five years and thereafter as at June 30, 2017:

in 000's	$
2019	3,056
2020	3,333
2021	3,333
2022	278
Total long-term debt	10,000

Contractual Obligations

The Company’s short-term and long-term contractual obligations are as follows:

in $000’s	0-1 year	1-5 years	After 5 years
Principal repayments of long-term debt	-	10,000	—
Operating leases	636	1,931	1,595

The long-term operating lease commitments are for premises located in: Mississauga, ON, Burnaby, BC, Taunton, MA, Hong Kong, Germany and Switzerland.

The Company has $369,000 in letters of credit issued and outstanding as at June 30, 2017 which have maturities between November 19, 2018 to December 31, 2022.

Critical Accounting policies and estimates

Except as disclosed in Note 2 to our interim condensed consolidated financial statements, there were no significant changes in our accounting policies and critical accounting estimates for the three and six months ended June 30, 2017.  We describe our significant accounting policies and critical accounting estimates in Note 2 to the audited consolidated financial statements and MD&A for the year ended December 31, 2016.

RELATED PARTY TRANSACTIONS

As at June 30, 2017 and December 31, 2016, the Company has no receivable or payable balances with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice- President Regulatory, Clinical and Economic Affairs; Vice-President Sales and Marketing; and General Counsel.

NEW STANDARDS, INTERPRETATIONS & AMENDMENTS NOT YET ADOPTED BY THE COMPANY

The IASB has issued the following new standards, which are not yet effective or adopted by the Company:

[a] IFRS 9, Financial instruments (effective January 1, 2018)

[b] IFRS 15, Revenue from contracts with customers (effective January 1, 2018)

[c] IFRS 16, Leases (effective January 1, 2019)

The extent of the impact of adoption of these standards has not yet been determined.

Financial Instruments and Other Instruments

The Company’s financial instruments were comprised of the following as at June 30, 2017: cash and cash equivalents of $49,590,000; accounts receivable of $27,522,000; long-term receivables of $916,000, investments of $272,000, accounts payable and accrued liabilities of $21,283,000, other liabilities of $736,000, distribution rights payable of $1,625,000 and long-term debt of $9,595,000. The Company invested its cash and cash equivalents in daily interest savings accounts. Accounts receivable not provided for is subject to minimal credit risk based on the nature of the Company’s customers and history of collection. The receivables and long-term receivables are being carried at amortized cost. Investments are considered held-for-trading. Accounts payable and accrued liabilities are carried at amortized cost, and are comprised of short-term obligations owing to suppliers relative to the Company’s operations. Other liabilities are measured at fair value. The distribution rights liability and long-term debt are carried at amortized cost.

Fair Value

Fair value is the estimated amount that the Company would pay or receive to dispose of financial instruments in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

Concentration of Accounts Receivable and Sales

As at June 30, 2017, two customers had an accounts receivable balance exceeding 10% of total accounts receivable [December 31, 2016 – one customer]. Concentration of these customers comprised 25% and 11%, respectively, of total accounts receivable as at June 30, 2017 [December 31, 2016 – 30%].

For the three and six months ended June 30, 2017, there were sales to one customer that exceeded 10% of total revenue [three and six months ended June 30, 2016 - one]. For the three and six months ended June 30, 2017, concentration of this customer comprised of 20% and 15% respectively of total revenue. For the three and six months ended June 30, 2016, concentration of the one customer comprised of 29% of total revenue.

SUBSEQUENT EVENT

The Arrangement was approved by the shareholders of NOVADAQ at the Special Meeting held on August 4, 2017 with approximately 98.68% of the votes cast at the meeting voting in favour of the Arrangement.  On August 9, 2017, the Ontario Superior Court of Justice issued a final order approving the Arrangement. The Arrangement remains subject to the receipt of regulatory approvals under the Canadian Competition Act and U.S. Hart-Scott-Rodino and the satisfaction of certain other closing conditions customary in transactions of this nature.  It is expected that the Arrangement will close in the third quarter of 2017.

Risks and Uncertainties

The results of operations and financial condition of the Company are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of management. For a detailed discussion regarding the relevant risks and uncertainties, see the Company’s AIF for the year ended December 31, 2016 and for a detailed discussion regarding the relevant risks and uncertainties relating to the Arrangement, see the Company’s Management Information Circular dated July 6, 2017, each of which are filed on SEDAR and EDGAR. Except as set out therein, there have been no changes during the three and six months ended June 30, 2017.

Controls and Procedures

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act, and under National Instrument 52-109 in Canada) to provide reasonable assurance that all material information relating to the Company and its subsidiaries is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

The Chief Executive Officer [“CEO”] and Chief Financial Officer [“CFO”] have designed such disclosure controls and procedures, or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the disclosures are being prepared to provide reasonable assurance that information required to be disclosed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

Due to inherent limitations in control systems and procedures no matter how well conceived or operated, their evaluation can provide only reasonable, not absolute, assurance that such disclosure controls and procedures are operating effectively.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS as issued by the IASB.

The CEO and CFO have designed internal controls over financial reporting [“ICFR”], or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

Changes in Internal Control over Financial Reporting

There have been no material changes in the Company's internal control over financial reporting that occurred during the three and six months ended June 30, 2017, which have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA AND OTHER INFORMATION

The Company is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at the date of this MD&A, there are a total of 57,822,042 common shares, 3,904,062 stock options, 62,800 DSUs and 180,751 RSUs outstanding.

ADDITIONAL INFORMATION

Additional information concerning the Company, including the most recently filed AIF, is available on both EDGAR and SEDAR at www.sedar.com.